UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Plant Power Encinitas, LLC

Legal status of issuer

> *Form*
> Limited Liability Company

> *Jurisdiction of Incorporation/Organization*
> California

> *Date of organization*
> July 6, 2015

Physical address of issuer
411 Santa Fe Drive, Encinitas, CA 92024

Website of issuer
www.plantpowerfastfood.com

Name of intermediary through which the offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.0% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a warrant to purchase a number of SAFE Securities that is equal to 2% of the total number of SAFE Securities that are issued in this Offering.

Type of security offered
SAFE (Simple Agreement for Future Equity)

Target number of securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$400,000.00

Deadline to reach the target offering amount
May 15, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
3

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$616,143.00	$235,797.00
Cash & Cash Equivalents	$337,963.00	$67,266.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00

Net Income	($60,940.00)	($4,445.00)

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


March 31, 2017

FORM C

Up to $400,000.00

Plant Power Encinitas, LLC



Units of SAFE (Simple Agreement for Future Equity)


This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Plant Power Encinitas, LLC, a California Limited Liability Company (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Units of SAFE (Simple Agreement for Future Equity) of the Company's parent entity (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $50,000.00 and up to $400,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC as (the "Intermediary"). The Intermediary will be entitled to receive a warrant to purchase a number of SAFE Securities that is equal to 2% of the total number of SAFE Securities that are issued in this Offering.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7	$93
Aggregate Minimum Offering Amount	$50,000.00	$3,500	$46,500
Aggregate Maximum Offering Amount	$400,000.00	$28,000	$372,000

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   First Democracy VC will receive a warrant to purchase a number of SAFE Securities that is equal to 2% of the total number of SAFE Securities that are issued in this Offering. in connection with the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.plantpowerfastfood.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is March 31, 2017.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE

BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or

should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at: www.plantpowerfastfood.com

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least three annual reports pursuant to Regulation CF;
(4) the Company or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Plant Power Encinitas, LLC (the "Company") is a California Limited Liability Company, formed on July 6, 2015. The Company is currently also conducting business under the name of Plant Power Fast Food. The Company is currently owned by Plant Power General Partnership. The securities issued upon conversion of the SAFE will be equity interests in an entity yet to be formed that will serve as a parent company for current and future Plant Power locations and/or businesses. At the time of the formation of the new entity, Plant Power General Partnership will

transfer its ownership of Plant Power Encinitas, LLC and Plant Power Ocean Beach, LLC, and all intellectual property owned by Plant Power General Partner to the newly formed entity.

The Company is located at 411 Santa Fe Drive, Encinitas, CA 92024.

The Company's website is www.plantpowerfastfood.com.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our securities, you should only consider the information contained in this Form C.

The Business
100% Vegan quick serve drive-thru restaurant - we manufacture most of our products from scratch using Non-GMO and mostly organic ingredients

The Business Plan
100% Vegan quick serve drive-thru restaurant using Non-GMO and mostly organic ingredients.

The Offering

Minimum amount of Units of SAFE (Simple Agreement for Future Equity) being offered	50,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after offering (if minimum amount reached)	50,000
Maximum amount of Units of SAFE (Simple Agreement for Future Equity)	400,000
Total Units of SAFE (Simple Agreement for Future Equity) outstanding after offering (if maximum amount reached)	400,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	May 15, 2017
Use of proceeds	See the description of the use of proceeds on page 23 hereof.
Voting Rights	See the description of the voting rights on page 30 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup Company and our business model currently focuses on providing 100% vegan fast food primarily through a drive-thru window system which has not yet opened for business. While we intend to generate revenue in the future after we open the restaurant, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations that we will open for business in late May or early June of this year, that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements to get the restaurant open, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations;
* The financial terms and timing of any collaborations, licensing or other arrangements into which we may enter;
* The rate of progress and cost of development activities;
* The need to respond to technological changes and increased competition;
* The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;
* Sales and marketing efforts to bring these new product candidates to market;
* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and
* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have no operating history for this investment opportunity, Plant Plower Encinitas. We have a limited operating history for our restaurant in Ocean Beach, which is not a part of this opportunity, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of the state of California on July 6, 2015. We opened our first establishment in Ocean Beach, California. Plant Power Ocean Beach is not part of this investment opportunity. This investment opportunity is for Plant Power Encinitas only. We plan to open Plant Power Encinitas, our first drive-through restaurant, in May or June of 2017. We have limited history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with new enterprises. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of operations and revenues from sales and services, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently has not begun operations and has not generated any revenue and future revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our launch or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our concept and services is highly competitive.
We face competition with respect to our vegan-based restaurants that we plan to open and operate. Our competitors include both local restaurants and major fast food and restaurant chains in the local markets in which we operate. Many of our competitors have significantly greater financial and human resources than we have and superior expertise in operating and marketing in the restaurant and fast casual food markets and thus may be better equipped than us to compete in these markets. These competitors also compete with us in recruiting and retaining qualified personnel. Other local restaurants with similar menus or focus may also prove to be significant competitors, particularly if they are able to provide superior products and services or better able to market. Accordingly, our competitors may be able to promote and grow their establishments more effectively than we are able to, which would adversely affect our competitive position, the likelihood that our restaurants will achieve initial market acceptance and our ability to generate meaningful revenues.

We rely on other companies to provide raw materials, major components, basic ingredients for our menu items.

Although the ability to purchase fresh produce and other organic food products is generally widespread, we do depend on a limited number of suppliers to provide us with food items that meet our standards and requirements. Our ability to meet our obligations to our customers may be adversely affected if suppliers do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer demand and requirements and in a timely and cost-effective manner. Likewise, the quality of our menu items may be adversely impacted if companies from whom we purchase food items are unable to deliver such items. Our suppliers may be less likely than us to be able to quickly recover from natural disasters, crop failures, extreme weather and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular food item, produce, raw material, components or ingredients.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.

Our future success depends on our ability to maintain and continuously improve our quality management procedures. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.
Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products. In addition, if there are serious illness or injury due to our products, there can be no assurance that the insurance coverage we maintain is sufficient or will be available in adequate amounts or at a reasonable cost, or that indemnification agreements will provide us with adequate protection.

In general, demand for our products and services is highly correlated with general economic conditions.
A portion of our revenue is derived from discretionary spending by individuals who elect to "eat out" rather than cook at home. This typically falls during times of economic instability. Declines in economic conditions in the US or in other countries in which we operate may adversely impact our consolidated financial results. Because such

declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

We are subject to federal, state and local and environmental, health and safety laws and regulations concerning matters such as food handling and preparation regulations, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for restaurants, travel and have also resulted in increased safety and security costs for us and the restaurant industry generally.
Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the restaurant industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the restaurant industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other restaurant industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Jeff Harris, Zach Vouga, and Mitch Wallis who are Vice President - July, 2015 to Present, Vice President - July, 2015 to Present, and President - July, 2015 to Present of the Company. The Company has or intends to enter into employment agreements with Jeff Harris, Zach Vouga, and Mitch Wallis although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Jeff Harris, Zach Vouga, and Mitch Wallis or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including licenses in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not

be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Jeff Harris, Zach Vouga, and Mitch Wallis in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, in any of Jeff Harris, Zach Vouga, and Mitch Wallis die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the US.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to

perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.
Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by our end consumers. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Sales of a limited number of products and food items will provide all of our revenue and cash flow.
A reduction in the sale of our products would have a material adverse effect on our ability to become profitable and achieve future growth. We cannot be certain that we will be able to commercialize or expand beyond our planned first location or that any of our food products will be accepted in their markets. Any inability on our part to stay current with food and consumer trends through new products could have a material adverse effect on our business performance.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:
- the introduction of competitive products;
- changes in consumer preferences among vegan food products;
- changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;
- changes in awareness of the social effects of farming and food production;
- changes in consumer perception about trendy snack products;
- changes in consumer perception regarding the healthfulness of our products;
- the level and effectiveness of our sales and marketing efforts;
- any unfavorable publicity regarding vegan food products or similar products;
- any unfavorable publicity regarding our brand;
- litigation or threats of litigation with respect to our products;
- the price of our products relative to other competing products;
- price increases resulting from rising commodity costs;
- any changes in government policies and practices related to our products, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing or use of our products;
- new science or research that disputes the healthfulness of our products; and
- adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

We currently depend exclusively on a few third-party manufacturers of our products.
The loss of these manufacturers or the inability of these manufacturers to fulfill our orders would adversely affect our ability to make timely deliveries of our product and would have a material adverse effect on our business.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).

We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.
We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
We purchase large quantities of raw materials, including ingredients such as, almonds, almond flour, sunflower oil, seasonings and salt. In addition, we purchase and use significant quantities of film, paper, containers and corrugate to package our products. In recent periods, the prices of, almonds, sunflower oil and fuel have been priced above their respective averages and we have realized some negative effects from these high prices in the form of reduced cost of goods sold and resulting higher gross profit margins. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Certain of our raw material contracts have minimum purchase commitments that could require us to continue to purchase raw materials even if our sales have declined.
We are contractually obligated to purchase a certain amount of raw materials from our suppliers even if we do not have the customer demand to sustain such purchases. The purchase of raw materials, which we are not able to convert into finished products and sell to our customers would have a negative effect on our business and results of operations.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.
Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The fresh produce and grains and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

There are general economic risks associated with the restaurant industry.
Restaurants are a very cyclical business. Economic recessions can lead to fewer customers as consumers become more cost conscientious and curb spending amid unemployment and other economic uncertainty. Increasing costs for energy can prevent customers from traveling to our location, increase the price of packaging of products that we

purchase, increase shipping and delivery charges for our ingredients and supplies and increase the cost of heating and refrigeration.

Inflationary pressure, particularly on food costs, labor costs (especially associated with increases in the minimum wage) and health care benefits, can negatively affect the operation of the business. Shortages of qualified labor are sometimes experienced in certain local economies. All of these events could have a negative effect on our business.

Our inability to successfully and sufficiently raise menu prices could result in a decline in profitability.
We utilize menu price increases to help offset cost increases, including increased cost for commodities, minimum wages, employee benefits, insurance arrangements, construction, utilities and other key operating costs. If its selection and amount of menu price increases are not accepted by consumers and reduce guest traffic, or are insufficient to counter increased costs, our financial results could be harmed.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business.

We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to:

- food safety concerns, including food tampering or contamination;
- food-borne illness incidents;
- the safety of the food commodities we use, particularly beef;
- guest injury;
- security breaches of confidential guest or employee information;
- employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or
- government or industry findings concerning our restaurant, restaurants operated by other food service providers, or others across the food industry supply chain.

Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Our reliance on third-party food suppliers and distributors increases the risk that food-borne illness incidents could be caused by factors outside of our control.
We cannot ensure that all food items will be properly maintained during transport throughout the supply chain or that our employees will identify all products that may be spoiled and should not be used in our restaurant. If our guests become ill from food-borne illnesses, we could be forced to temporarily close. Furthermore, any instances of food contamination, whether or not at our restaurant, could subject us or our suppliers to a food recall pursuant to the United States Food and Drug Administration's ("FDA") recently enacted Food Safety Modernization Act ("FSMA").

Shortages or interruptions in the supply or delivery of food products could adversely affect our operating results.

We are dependent on frequent deliveries of food products that meet our specifications.
Shortages or interruptions in the supply of food products caused by problems in production or distribution, inclement weather, unanticipated demand or other conditions could adversely affect the availability, quality and cost of ingredients, which would adversely affect our operating results.

Security breaches of confidential guest information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.
Our business requires the collection, transmission and retention of large volumes of guest and employee data, including credit and debit card numbers and other personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that guest and employee data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able

to satisfy these changing requirements and guest and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, guests' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

We are subject to risks associated with leasing property subject to long-term non-cancelable leases.
We do not own any real property and our restaurant is located on a leased premises. Our lease has a term of 20 years and does not provide for renewal options as well as for rent escalations. We generally cannot cancel the lease. If we close the restaurant, we may still be obligated to perform our monetary obligations under the lease. We depend on cash flows from operations to pay our lease expenses and to fulfill our other cash needs. If our business does not generate sufficient cash flow from operating activities we may not be able to service our lease expenses.

Increased food commodity and energy costs could decrease our operating profit margins.
Our profitability depends on our ability to anticipate and react to changes in the price and availability of food commodities, including among other things grains and produce. Prices may be affected due to market changes, shortages or interruptions in supply due to weather, disease or other conditions beyond our control, or other reasons. Other events could increase commodity prices or cause shortages that could affect the cost and quality of the items we buy or require us to further raise prices or limit our menu options. These events could impact our pricing and negatively affect our sales and profit margins. There can be no assurance that future cost increases can be offset by increased menu prices or that increased menu prices will be accepted by our guests.

We are subject to many federal, state and local laws with which compliance is both costly and complex.
The restaurant industry is subject to extensive federal, state and local laws and regulations, including the comprehensive health care reform legislation and those relating to the preparation and sale of food. Such laws and regulations are subject to change from time to time. The failure to comply with these laws and regulations could adversely affect our operating results. Typically, licenses, permits and approvals under such laws and regulations must be renewed annually and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. Difficulties or failure to maintain or obtain the required licenses, permits and approvals could adversely affect our business.

There is also a potential for increased regulation of certain food establishments in the United States, where compliance with a Hazard Analysis and Critical Control Points ("HACCP") approach may now be required.
HACCP refers to a management system in which food safety is addressed through the analysis and control of potential hazards from production, procurement and handling, to manufacturing, distribution and consumption of the finished product. Many states have required restaurants to develop and implement HACCP Systems, and the United States government continues to expand the sectors of the food industry that must adopt and implement HACCP programs. Additionally, our suppliers may initiate or otherwise be subject to food recalls that may impact the availability of certain products, result in adverse publicity or require us to take actions that could be costly for us or otherwise impact our business.

We are subject to the ADA, which, among other things, requires our restaurant to meet federally mandated requirements for the disabled.

The ADA prohibits discrimination in employment and public accommodations on the basis of disability.
Under the Americans with Disabilities Act, we could be required to modify our restaurant to provide service to, or make reasonable accommodations for the employment of, disabled persons.

We are subject to the INS and must comply with federal immigration law.
Our employment practices are subject to the requirements of the Immigration and Naturalization Service relating to citizenship and residency.

We rely on licensees for the operation of our licensed restaurants, and we have limited control with respect to the operations of our licensed restaurants, which could have a negative impact on our reputation and business.
We rely on our licensees and the manner in which they operate their restaurants to develop and promote our business. Our licensees are required to operate their restaurants according to the specific guidelines we set forth that are essential to maintaining brand integrity and reputation as well as in accordance with all laws and regulations applicable to our restaurants. We cannot give assurance that there will not be differences in product and service quality, operations, marketing or profitably or that there will be adherence to all of our guidelines and applicable

laws at these restaurants. Failure of these restaurants to operate effectively could have a negative impact on our reputation or our business.

Legislation and regulations requiring the display and provision of nutritional information for our menu offerings, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our menu offerings, could affect consumer preferences and negatively impact our business, financial condition and results of operations.

We serve vegan food and beverages. Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our menu offerings. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our menu offerings, or laws and regulations requiring us to disclose the nutritional content of our food offerings. For example, a number of states, counties and cities have enacted menu labeling laws requiring multi-unit restaurant operators to disclose certain nutritional information to customers, or have enacted legislation restricting the use of certain types of ingredients in restaurants. Furthermore, the Patient Protection and Affordable Care Act of 2010 (the "PPACA") establishes a uniform, federal requirement for certain restaurants to post certain nutritional information on their menus. The imposition of menu-labeling laws, nutritional information disclosure and public sentiment could have an adverse effect on our results of operations and financial position, as well as the hospitality industry in general.

Our insurance may not provide adequate levels of coverage against claims.

We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations.

Our business is subject to seasonal fluctuations.

Our business is subject to seasonal fluctuations in that our sales are typically nominally higher during the summer months affecting the second and third quarters of the fiscal year. As a result of these factors, our financial results for any single quarter or for periods of less than a year are not necessarily indicative of the results that may be achieved for a full fiscal year.

Because our restaurant is in a single area, we are susceptible to economic and other trends and developments, including adverse weather conditions, in this area.

Our financial performance dependent on our restaurant located in Encinitas, CA. As a result, adverse economic conditions in this area could have a material adverse effect on our overall results of operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather or natural or man-made disasters could have a negative effect on our business. For example, we experienced a temporary restaurant closure due to fire, floods or earth quakes. Temporary or prolonged closures may occur and guest traffic may decline due to the actual or perceived effects of future weather related events.

Risks Related to the Securities

The Units of SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date. Although the Units of SAFE (Simple Agreement for Future Equity) may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Units of SAFE (Simple Agreement for Future Equity). Because the Units of SAFE (Simple Agreement for Future Equity) have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Units of SAFE (Simple Agreement for Future Equity) have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units of SAFE (Simple Agreement for Future Equity) may also adversely affect the price that you might be able to obtain for the Units of SAFE (Simple Agreement for Future Equity) in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will not become equity holders until the company decides to convert the Securities into CF Shadow Securities in Plant Power General Partnership (or its successor or converted entity, the "Conversion Entity") or until an IPO or sale of the Company or the Conversion Entity.
Purchasers will not have an ownership claim to the Company or the Conversion Entity or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Purchasers may never become equity holders of the Company. Purchasers will not become equity holders of the Conversion Entity unless the Conversion Entity or the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities of the Conversion Entity (the type of equity securities Purchasers are entitled to receive upon such conversion). In certain instances, such as a sale of the Company or Conversion Entity, an IPO or a dissolution or bankruptcy, the Purchasers may only have a right to receive cash, to the extent available, rather than equity in the Company.

Purchasers will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Purchasers will not have the right to vote upon matters of the Company or Conversion Entity even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the Series B Preferred Share holders vote. Thus, Purchasers will never be able to freely vote upon any director or other matters of the Company.

Purchasers will not be entitled to any inspection or information rights other than those required by Regulation CF.
Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Purchasers will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company or Conversion Entity, Purchasers of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Purchasers

will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Purchasers will have the same rights and preferences (other than the ability to vote) as the holders of the securities issued in the equity financing upon which the Securities were converted.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company or Conversion Entity may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
100% Vegan quick serve drive-thru restaurant - we manufacture most of our products from scratch using Non-GMO and mostly organic ingredients. Menu items will include vegan versions of traditional fast food items such as burgers, fries and "milkshakes".

Business Plan
Plant Power Fast Food intends to transform the fast food experience ─ by delivering the taste that consumers expect but with natural, healthy, plant-based ingredients. Plant Power offers healthy food in a market that hasn't traditionally been very healthy. Its menu will include versions of traditional favorites – such as burgers, fries, shakes, "chicken" sandwiches, and tacos – as well as fresh, organic juice cocktails, healthy wraps, unique raw items, and salads.

Items on the Plant Power menu are created without animal products, artificial colorings, flavorings, or preservatives and are 99% GMO-free. The majority of the ingredients are organic and the menu offers many gluten-free options. Some examples of items from the menu are burgers, sandwiches, wraps, fries, salads, beverages, and desserts.

Our plan is to open, own and operate a number of specialty vegan fast food restaurants. Plant Power General Partnership opened our first location in Ocean Beach, California as a stand alone "walk up" restaurant. The Ocean Beach location is owned by a separate entity and is not owned by or operated by the Company. Our first drive-through restaurant will be "Plant Power Fast Food Encinitas" and will be is located at 411 Santa Fe Drive in Encinitas California. With large signage facing heavily traveled Highway 5, this location is just west of the Santé Fe Drive on ramp / off ramp of the highway. It is strategically situated to attract locals, vacationers and others traveling

through the area. This location will feature full drive-through service in the tradition of other fast food restaurants. This unit is expected to open in May or June of 2017. It will feature an outdoor order window, an outdoor dining area and walk up touch screen order kiosks identical to Plant Power Fast Food Ocean Beach

History of the Business
Plant Power General Partnership was founded by Zach Vouga, Jeff Harris, and Mitch Wallis in July, 2015 for the purpose of developing and operating a 100% vegan fast food drive-thru restaurant.

The Company's Products and/or Services

Product / Service	Description	Current Market
Burgers, Shakes, Fries, and other tasty treats	100% vegan made from Non-GMO and mostly organic ingredients	San Diego County

We have no new products in development

We offer food and beverage at our Ocean Beach location through the following delivery channels: Drive-up, indoor seating, outdoor seating, self service ordering stations, full service ordering stations, on-line ordering system

Competition
The Company's primary competitors are Veggie Grille, Native Foods, LYFE Kitchen, Loving Hut, and True Food Kitchen.

Plant Power Ocean Beach: Plant Power Ocean Beach is currently operating as a separate entity from Plant Power Encinitas. If in the future both locations are operating under a parent company, which has not yet been formed, Ocean Beach would no longer be considered a competitor. Opened in January 2016, Ocean Beach was the first Plant Power location. Ocean Beach is located in San Diego and is within four blocks of the beach. Catered to the emerging market for healthier, more natural alternatives in the fast food market segment, Ocean Beach's menu was created entirely without the use of animal products, artificial colorings, flavorings or preservatives, and is 99% GMO-free. The restaurant features "Sonic"-style drive-up ordering kiosks, indoor ordering, and both indoor and outside dining. Ocean Beach generated over $1.2 million in revenue over its first 12 months of operation with revenue growth averaging +5% per month.

LYFE Kitchen: Founded in August of 2011 by former McDonald's executives[1], LYFE Kitchen is a sit-down fast food chain that currently operates 13 stores in six states.[2] The menu consists of options for vegetarians, vegans, and meat eaters, including grass-fed beef and chicken. The chain excludes items such as butter, trans-fats, white sugar, high-fructose corn syrup, and other additives from its food and uses locally sourced ingredients when available.[3] Customers order at a counter and have the option of eating at the restaurant or taking their food to go.[4] LYFE Kitchen plans to open a full-service restaurant at one of its Memphis locations in late spring 2017.[5]

Loving Hut: Founded in 2008 by Supreme Master Ching Hai, a Buddhist meditation teacher, Loving Hut is an international Asian-themed vegan chain.[6] The chain has more than 200 locations[7] in 25 countries, with 43 locations in the U.S., including two in San Diego.[8] Loving Hut operates a franchise model[9] that allows owners to create their own unique dishes, operate different business models – such as fast food, casual counter service, or full-service dining – and set their own hours.[10]

[1] http://www.businessinsider.com/mcdonalds-execs-launch-lyfe-kitchen-2014-7
[2] http://www.lyfekitchen.com/?instant=1&s=#q=&page=0&refinements=%5B%5D&numerics_refinements=%7B%7D&index_name=%22lyfe_all%22
[3] http://www.businessinsider.com/mcdonalds-execs-launch-lyfe-kitchen-2014-7
[4] Ibid
[5] http://www.memphisflyer.com/HungryMemphis/archives/2017/01/10/lyfe-downtown-to-go-full-service-etc
[6] http://archives.sfweekly.com/foodie/2010/05/03/vegan-fast-food-loving-hut-opens-in-san-francisco-centre-food-court
[7] http://www.lovinghut.com/portal/aboutus.php
[8] http://www.lovinghut.com/images/LovingHutVeganChainStores.pdf
[9] https://www.vice.com/en_uk/article/the-restaurant-chain-owned-by-a-cult
[10] http://www.lovinghut.us/about/

Veggie Grill: Started in 2007, Veggie Grill is a fast-casual vegan restaurant chain that operates 28 restaurants in California, Oregon, and Washington.[11] Veggie Grill's menu items are free of meat, dairy, eggs, and other animal products and, therefore, contain no antibiotics or hormones.[12] In October 2016, Veggie Grill raised $22 million to expand outside of the West Coast and to double its size over the next three years.[13]

Native Foods Café: Native Foods Café is a fast-casual vegan restaurant that serves seasonal made-from-scratch items.[14] Native Foods Café opened its first location in 1994 in Palm Springs, California. Since 1994, Native Foods Café has expanded to 14 locations spanning California, Oregon, Colorado, and Illinois.[15] In April 2014, Native Foods Café raised $15 million from private equity firms Laurel Crown Partners LLC and Huntington Capital to fuel its national expansion efforts. This followed a $10 million round of funding raised in 2012 from Santa Barbara-based NGEN Partners.

True Food Kitchen: Founded in 2008, True Food Kitchen is a health-driven, seasonal restaurant chain that caters to nearly every food preference with a variety of gluten-free, all-natural, organic, vegetarian, and vegan offerings.[16] The company was co-founded by Dr. Andrew Weil and Phoenix restaurateur Sam Fox after Fox spent time cooking with Dr. Weil at Dr. Weil's ranch. Each location features dishes that closely adhere to Dr. Weil's anti-inflammatory diet principles[17] that promote fresh food and minimize the consumption of processed foods. The restaurant chain currently has 16 locations and plans to open six more locations in 2017.[18]

We also receive competition from traditional fast food restaurants such as McDonalds, Wendy's, Taco Bell and others as well and fast casual restaurants.

Supply Chain and Customer Base
Our primary raw material is fresh produce sourced from local and regional farmers. We make most of our menu items from a mixture of fresh produce and dried beans, nuts, and grains. We serve our food and beverages in compostable packaging made from food starches.

The Company's customers are every man, woman, and child who are hungry for delicious healthy food and beverages in the San Diego County area.

Intellectual Property and Research and Development

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Plant Power General Partnership	Plant Power Encinitas, LLC	Royalty-free perpetual license to use all developed recipes, including trade secrets, and other intellectual property.	

Innovation by our research and development (R&D) operations is very important to our success. Our goal is to discover, develop and bring to market innovative products that address major unmet consumer needs.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
411 Santa Fe Drive Encinitas, CA	Lease	20 year ground sublease

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[11] http://www.nrn.com/emerging-chains/veggie-grill-wins-22m-new-funding-round

[12] https://www.veggiegrill.com/about-us.html

[13] http://www.nrn.com/emerging-chains/veggie-grill-wins-22m-new-funding-round

[14] https://www.nativefoods.com/our-story

[15] https://www.nativefoods.com/locations/chicago/

[16] http://www.truefoodkitchen.com

[17] https://www.drweil.com/diet-nutrition/anti-inflammatory-diet-pyramid/true-food-kitchen-opens/

[18] http://www.truefoodkitchen.com

92024		

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Product or Service	Government Agency	Type of Approval	Application Date	Grant Date
Public Health permit	San Diego Dept of Environmental Health	N/A	N/A	N/A

We are subject to San Diego County laws and regulations concerning the proper ways to prepare, store, and cook foods and beverages and receive annual inspections and must provide proper food handling training and certification to our employees

There is no direct expense other than an annual permit renewal fee of less than one thousand dollars - all other actions are part of our good manufacturing practices and would be taken even if not legally required

Litigation

None

Managing Entity

The Company is operated by the following managing entity:

Name	Description	Years in business	Management fee
Plant Power General Partnership	California General Partnership which owns and licenses all relevant IP	Formed in September 2015	$0.00

Other

The Company's principal address is 411 Santa Fe Drive, Encinitas, CA 92024

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7%	$3,500	7%	$28,000
Campaign marketing expenses or related reimbursement	2%	$1,000	0%	$1,000

Estimated Attorney Fees	2%	$1,000	0%	$1,000
Estimated Accountant/Auditor Fees	8%	$4,000	1%	$4,000
General Marketing	0%	$0	0%	$0
Research and Development	0%	$0	0%	$0
Manufacturing	0%	$0	0%	$0
Equipment Purchases	50%	$25,000	50%	$200,000
Purchase of Real Property	0%	$0	0%	$0
Future Wages	25%	$12,500	25%	$100,000
Accrued Wages	0%	$0	0%	$0
Accrued expenses of managers, officers, directors or employees	0%	$0	0%	$0
Repayment of Debt	0%	$0	0%	$0
Repayment of obligations in arrears	0%	$0	0%	$0
General Working Capital	6%	$3,000	17%	$66,000
Total	**100%**	**$50,000**	**100%**	**$400,000**

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Generally accepted good business practices.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers
The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Zach Vouga

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vice President - July, 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
General Manager - Plant Power Ocean Beach - 2015 to Present; General Manager - Evolution Fast Food - 2011 to 2015

Education
Studies at DePaul University 2008 - 2011

Name
Jeff Harris

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Vice President - July, 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Manager - Harman International - 2011 to Present - responsible for over 28 million in annual sales

Education
Studies at Cal State University Northridge 1979 -1981

Name
Mitch Wallis

All positions and offices held with the Company and date such position(s) was held with start and ending dates
President - July, 2015 to Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Attorney at law - 1990 to Present; Manager - Evolution Fast Food - 2004 to Present

Education
JD - University of Arizona College of Law Member California State Bar - Arizona State Bar

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Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Managing Entity
Incurrence of indebtedness	Managing Entity
Sale of property, interests or assets of the Company	Managing Entity
Determination of the budget	Managing Entity
Determination of business strategy	Managing Entity
Dissolution of liquidation of the Company	Managing Entity

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 3 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	LLC/Membership Interests
Amount outstanding	100
Voting Rights	standard
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the company by holders of the Units of SAFE (Simple Agreement for Future Equity) (assuming conversion if convertible securities)	0%

The Company has conducted the following prior securities offerings in the past three years:

Security Type	Number Sold	Money Raised*	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests	20	$915,000.00	Tenant improvements and general working capital	7/19/16	California Code Section 25102(f)

*Raise is ongoing and can go up to $1,250,000.

Valuation
Based on the offering price of the Securities previously sold, the pre-Offering value ascribed to the Company is $2,965,000. Investors are not participating at this valuation, instead are purchasing units of SAFE with terms outlined in Exhibit C.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

Ownership

80% of the company is owned by the managing entity - Plant Power General Partnership ("**Managing Entity**") the remaining 20% is owned by private investors

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Plant Power General Partnership	**80%**

Following the Offering, the Purchasers will own 0.0% of the Company if the Minimum Amount is raised and 0.0% if the Maximum Amount is raised. The Purchasers will own Crowd SAFE securities which give the purchasers the right to receive equity in connection with a future financing event. Because there is no way to determine the rate at which the SAFE's will be converted at this time, we are unable to determine the percentage which they will own.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information.

Operations

_____

We believe that our prior earnings from our Ocean Beach location is indicative of the future earnings potential for Plant Power Encinitas. The products offered are identical and the facilities are highly similar and the customer base and demographics are highly similar. The potential negative effects of having two similar locations within 30 miles of each other is not known.

The Company intends to achieve profitability shortly after after beginning operations by following practices, strategies, policies, and procedures previously established for Plant Power Ocean Beach.

The Company currently requires $80,000 a month to sustain operations.

Liquidity and Capital Resources

The proceeds of the offering are not necessary to the operations of the Company. The Offering proceeds will complete our capitalization requirement and allow us to open Plant Power Encinitas and begin operations of that facility.

The Company has the following sources of capital in addition to the proceeds from the Offering:
Existing capital raised from private investors.

Such additional sources of capital are necessary to the operations of the Company.

Contributed capital enables the company to purchase equipment and complete tenant improvements for the property and to hire and train staff and purchase supplies and inventory.

Capital Expenditures and Other Obligations

The Company has made the following material capital expenditures in the past two years:

Security deposit was paid in the amount of $125,000. Rent has been paid since October, 2016 in the amount of $12,500 per month approximately. Tenant Improvements have been made in the amount of $108,000 approximately

The Company intends to make the following material capital expenditures in the future:

Equipment, inventory, and supplies must be purchased Tenant improvements must be completed Staff must be hired and trained.

The ground sub-lease for premises - monthly rent is approximately $12,500

The Company has the following obligations:

Both profit allocation (for taxable income purposes) and distribution will be 80% to Non-Partnership Members among themselves in proportion to their Profit Interests in the Company, until such time as each of them has received a sum equivalent to 200% their original capital contribution. After which, those same Members combined shall receive 20% of all profit allocations and distributions to be allocated amongst them in proportion to their ownership interest in the Company.

Material Changes and Other Information Trends and Uncertainties
The Company and its products are subject to eating trends and market conditions.

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgement. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 400,000 of Units of SAFE (Simple Agreement for Future Equity) for up to $400,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by May 15, 2017 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $400,000.00 (the "Maximum Amount") and the additional Securities will be allocated on a First-come, first-served basis.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. A third-party valuation or appraisal has not been prepared for the business.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering after five (5) days from reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following three fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees
7.0% of the amount raised

Stock, Warrants and Other Compensation
The intermediary will receive a warrant to purchase a number of SAFE Securities that is equal to 2% of the total number of SAFE Securities that are issued in this Offering.

Transfer Agent and Registrar
The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents and the Crowd Safe instrument in conjunction with the following summary information.

Authorized Capitalization
At the initial closing of this offering (if the minimum amount is sold), our authorized capital stock will consist of 100 limited liability company interests.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Dividends
The Securities do not entitle the Purchasers to any dividends.

Conversion
Upon each future equity financing in the Company or the Managing Entity of greater than $1,000,000 (an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Series securities in the converted form of the Managing Entity, which shall be a limited liability company or general partnership ("**Conversion Entity**"), which are securities identical to those issued in such future Equity Financing except 1) they do not have the right to vote on any matters except as required by law, 2) they must vote in accordance with the majority of the investors in such future Equity Financing with respect to any such required vote and 3) they are not entitled to any inspection or information rights (other than those contemplated by Regulation CF). The Company has no obligation to convert the Securities in any future financing.

Conversion Upon the First Equity Financing
If the Company elects to convert the Securities into the parent company, an entity yet to be formed but will be formed before 2019, upon the first Equity Financing of the parent company, following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities in the Conversion Entity equal to the greater of the quotient obtained by dividing the amount the Purchaser paid for the Securities (the "Purchase Amount") by:

(a) the quotient of $5,500,000.00 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) the issuance of all shares of capital stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "Safes"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes,

OR

(b) the lowest price per share of the securities sold in such Equity Financing multiplied by 80.00%.

The price (either (a) or (b)) determined immediately above shall be deemed the "First Financing Price" and may be used to establish the conversion price of the Securities at a later date, even if the Company does not choose to convert the Securities upon the first Equity Financing following the issuance of the Securities.

Conversion After the First Equity Financing
If the Company elects to convert the Securities upon an Equity Financing after the first Equity Financing following the issuance of the Securities, the Purchaser will receive the number of CF Shadow Series securities in the Conversion Entity equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing
In the case of an initial public offering of the Company or the Conversion Entity ("IPO") or Change of Control (see below) (either of these events, a "Liquidity Event") of the Company or Conversion Entity prior to any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) a number of shares of common stock of the Company equal to the Purchase Amount divided by the quotient of (a) $5,500,000.00 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of common stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

In connection with a cash payment described in the preceding paragraph, the Purchase Amount will be due and payable by the Company to the Purchaser immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Purchasers and holders of other Safes (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"Change of Control" as used above and throughout this section, means (i) a transaction or transactions in which any person or group becomes the beneficial owner of more than 50% of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction(s) or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing
In the case of a Liquidity Event following any Equity Financing, the Purchaser will receive, at the option of the Purchaser, either (i) a cash payment equal to the Purchase Amount (as described above) or (ii) a number of shares of the most recently issued preferred stock equal to the Purchase Amount divided by the First Financing Price. Shares of preferred stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of preferred stock issued in connection with the Company's most recent Equity Financing.

Dissolution
If there is a Dissolution Event (see below) before the Securities terminate, the Company will distribute, subject to the preferences applicable to any series of preferred stock then outstanding, all of its assets legally available for distribution with equal priority among the Purchasers, all holders of other Safes (on an as converted basis based on a valuation of common stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event) and all holders of common stock.

A "Dissolution Event" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination
The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Purchaser pursuant to the conversion provisions or (ii) the payment, or setting aside for payment, of amounts due to the Purchaser pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control
The Securities have no voting rights at present or when converted.

The following table sets forth who has the authority to make the certain Company appointments:

Appointment of the Managers or Board of Directors of the Company	Manager Entity
Appointment of the Officers of the Company	Manager Entity

The Company does not have any voting agreements in place.

The Company does have any shareholder/equity holder agreements in place. A description of such agreement follows: Operating Agreement for Plant Power Encinitas.

Anti-Dilution Rights
The Securities do not have anti-dilution rights, which means that future equity financings will dilute the ownership percentage that the Purchaser may eventually have in the Company.

Restrictions on Transfer
Any securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT

BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

Intellectual Property

Related Person/Entity	Plant Power GP
Relationship to the Company	Managing Entity
Total amount of money involved	$0.00
Benefits or compensation received by related person	share of profits
Benefits or compensation received by Company	free use of IP
Description of the transaction	The Company has a perpetual royalty free license to use all IP owned by its managing entity - Plant Power General Partnership. The IP consists of recipes, trade secrets and other similar intellectual property.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders.

The General Partner of Plant Power Encinitas (Plant Power General Partnership) and Plant Power Ocean Beach are affiliated entities. Mitch Wallis is the Chief Executive Officer and founder of the Plant Power Encinitas and Plant Power Ocean Beach, which is a competitor to Plant Power Encinitas. In addition, Jeff Harris co-founded and currently serves as the Vice President of Branding/Marketing & Investor Relations of both Plant Power Encinitas and Plant Power Ocean Beach.

Conflicts of interest may arise in connection with Mr. Wallis’ control of both the General Partner and Plant Power Ocean Beach and his involvement and the involvement of Mr. Harris in the management of the Company. Mr. Wallis stands to benefit personally from the success of Plant Power Ocean Beach, a competitor to Plant Power Encinitas. You should not invest in the Company unless you are willing to accept these conflicts of interest and the associated risk.

OTHER INFORMATION

By 2019, the Company and Plant Power General Partner, will form a new entity that will become the parent company of the Company. At the time of the formation of the new entity, Plant Power General Partnership will transfer its ownership of Plant Power Encinitas, LLC and Plant Power Ocean Beach, LLC, and all intellectual property owned by Plant Power General Partner to the newly formed entity.

Bad Actor Disclosure

None

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Mitch Wallis
(Signature)

Mitch Wallis
(Issuer)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Mitch Wallis
(Signature)

Mitch Wallis
(Name)

President
(Title)

March 31, 2017
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Investment Terms
Exhibit D   Company Pitch Deck
Exhibit E   Video Transcription

EXHIBIT A
Financial Statements



Plant Power Encinitas, LLC.

Financial Statements

(With Independent Accountants' Review Report Thereon)

December 31, 2016 and 2015

Bauer & Company, LLC
www.bauerandcompany.com



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Management of
   Plant Power Encinitas, LLC.:

We have reviewed the accompanying financial statements of Plant Power Encinitas, LLC (a limited liability company) (the "Company"), which comprise the balance sheets as of December 31, 2016 and 2015, and the related statements of operations, changes in members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Bauer & Company, LLC

BAUER & COMPANY, LLC
Austin, Texas
March 30, 2017

PLANT POWER ENCINITAS, LLC
Balance Sheets
December 31, 2016 and 2015

		2016		**2015**
		(unaudited)		**(unaudited)**
Assets				
Current assets				
Cash and cash equivalents	$	337,963	$	67,266
Prepaid expenses		19,186		11,668
Current assets		357,149		78,934
Deposit		125,000		100,000
Property and equipment, net		133,994		56,863
Total assets	$	616,143	$	235,797
Liabilities and Members' Equity				
Current liabilities				
Advance from related party	$	-	$	100,000
Deferred rent		17,877		3,575
Total current liabilities		17,877		103,575
Total liabilities		17,877		103,575
Members' equity				
Total members' equity		598,266		132,222
Total liabilities and members' equity	$	616,143	$	235,797

See accompanying notes to the financial statements and the independent accountants' review report.

PLANT POWER ENCINITAS, LLC
Statements of Operations
For the Years Ended December 31, 2016 and 2015

	2016	2015
	(unaudited)	(unaudited)
Revenues	$ -	$ -
Cost of revenues	-	-
Gross margin	-	-
Operating expenses		
Occupancy	52,276	3,575
Utilities	2,721	-
Depreciation	3,210	802
Other general and administrative	2,733	68
Total operating expenses	60,940	4,445
Loss from operations	(60,940)	(4,445)
Other expense, net	-	-
Loss before income taxes	(60,940)	(4,445)
Income tax expense	-	-
Net loss	$ (60,940)	$ (4,445)

See accompanying notes to the financial statements and the independent accountants' review report.

PLANT POWER ENCINITAS, LLC
Statements of Changes in Members' Equity
For the Years Ended December 31, 2016 and 2015

Balance at December 31, 2014 (unaudited)	$	-
Cash contribution from members		161,667
Cash distribution to members		(25,000)
Net loss		(4,445)
Balance at December 31, 2015 (unaudited)	$	132,222
Cash contribution from members		526,984
Net loss		(60,940)
Balance at December 31, 2016 (unaudited)	$	598,266

See accompanying notes to the financial statements and the independent accountants' review report.

PLANT POWER ENCINITAS, LLC

Statements of Cash Flows

For the Years Ended December 31, 2016 and 2015

	2016 (unaudited)	2015 (unaudited)
Cash flows from operating activities:		
Net loss	$ (60,940)	$ (4,445)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense	3,210	802
Changes in operating assets and liabilities:		
Prepaid expenses	(7,518)	(11,668)
Deposits	(25,000)	(100,000)
Deferred rent	14,302	3,575
Net cash used in operating activities	(75,946)	(111,736)
Cash flows from investing activities:		
Purchase of property and equipment	(80,341)	(57,665)
Net cash used in investing activities	(80,341)	(57,665)
Cash flows from financing activities:		
Payment of related party advance	(100,000)	-
Advance from related party	-	100,000
Cash contribution from members	526,984	161,667
Cash distribution to members	-	(25,000)
Net cash provided by financing activities	426,984	236,667
Net increase in cash	270,697	67,266
Cash and cash equivalents at beginning of year	67,266	-
Cash and cash equivalents at end of year	$ 337,963	$ 67,266
Supplemental disclosure of cash flow information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

See accompanying notes to the financial statements and the independent accountants' review report.

Note 1 - Nature of Business

Power Plant Encinitas, LLC ("the Company"), was organized on July 6, 2015 ("Inception") in the state of California.

The Company plans to offer ready to eat fast food out of its Encinitas California restaurant location in mid-2017. The fast food will be made entirely without the use of animal products, GMO's or artificial ingredients quickly served to order in 100% biodegradable packaging.

Note 2 – Liquidity and Capital Resources

The Company has experienced net losses during the years ended December 31, 2016 and 2015. The Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies in rapidly evolving markets. These risks include the failure to market the Company's offerings, as well as other risks and uncertainties. The Company may also be adversely affected by factors influencing and impacting the industries of its potential customer base.

The Company has historically funded its operations through member contributions. Successful transition to attaining profitable operations is dependent upon achieving a level of revenue adequate to support the Company's cost structure. Management of the Company expects to be successful in maintaining sufficient working capital and plans to manage operations commensurate with its level of working capital. In the event the Company does not successfully implement its ultimate business plan or raise additional capital, certain assets may not be recoverable.

Note 3- Significant Accounting Policies

Basis of accounting
The accompanying financial statements were prepared using accounting principles generally accepted in the United States of America.

Cash equivalents
For purposes of the statement of cash flows, the Company considers all short-term, highly liquid investments with an original maturity of three months or less to be cash equivalents.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, at the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from these estimates. The Company's most significant estimates relate to the useful lives of property, equipment.

Property and equipment
Property and equipment consist principally of restaurant equipment, construction in progress and vehicle. Property and equipment are stated at cost with depreciation provided using the straight- line method over the estimated useful life of the depreciable assets ranging from five to seven years.

Expenditures for maintenance and repairs are charged to expense as incurred. Major expenditures for additions, replacements and betterments are capitalized. When assets are sold, retired or fully depreciated

Note 3 - Significant Accounting Policies *(continued)*

the cost, reduced by the related amount of accumulated depreciation, is removed from the accounts and any resulting gain or loss is recognized as income or expense.

Income taxes
The Company has elected to be taxed as a limited liability company for U.S. federal income tax purposes. As such, the Company does not pay U.S. federal corporate income taxes on its taxable income. Instead, the members are liable for individual U.S. federal income taxes on their respective shares of taxable net income. In addition, the Company is required to pay a minimum of $800 in franchise tax according to the California Franchise Tax Board.

The Company regularly assesses uncertain tax positions in each of the tax jurisdictions in which it has operations and accounts for the related financial statement implications. Unrecognized tax benefits are reported using the two-step approach under which tax effects of a position are recognized only if it is "more-likely-than-not" to be sustained and the amount of the tax benefit recognized is equal to the largest tax benefit that is greater than fifty percent likely of being realized upon ultimate settlement of the tax position. Determining the appropriate level of unrecognized tax benefits requires the Company to exercise judgment regarding the uncertain application of tax law. The amount of unrecognized tax benefits is adjusted when information becomes available or when an event occurs indicating a change is appropriate. Future changes in unrecognized tax benefits requirements could have a material impact on the results of operations. The Company is subject to tax examinations relating to federal and state tax returns back to its Inception.

Financial instruments and credit risk
Financial instruments that potentially subject the Company to credit risk include cash and cash equivalents. Cash is deposited in demand accounts in federal insured domestic institutions to minimize risk. Although the balances in these accounts can exceed the federally insured limit from time to time, the Company has not incurred losses related to these deposits.

The amounts reported for cash and cash equivalents are considered to approximate their market values based on comparable market information available at the respective balance sheet dates due to their short-term nature. However, the balances as of December 31, 2016 and 2015 approximate fair value due to the proximity of the agreements to the balance sheet date.

Management review
Management of the Company has evaluated subsequent events through March 30, 2017, the date the financial statements were available to be issued.

Recent accounting pronouncements

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"). ASU 2014-09 outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the Financial Accounting Standards Board ("FASB"), including industry specific guidance. ASU 2014-09 provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts with customers to provide goods and services. The guidance also provides a model for the measurement and recognition of gains and losses on the sale of certain nonfinancial assets, such as property and equipment, including real estate.

Note 3 - Significant Accounting Policies (continued)

ASU 2014-09 is effective for annual reporting periods, including interim reporting periods within those periods, beginning after December 15, 2018. The new standard must be adopted using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. The modified retrospective approach requires that the new standard be applied to all new and existing contracts as of the date of adoption, with a cumulative catch-up adjustment recorded to the opening balance of retained earnings at the effective date for existing contracts that still require performance by the entity. Under the modified retrospective approach, amounts reported prior to the date of adoption will be presented under existing guidance. ASU 2014-09 also requires entities to disclose both quantitative and qualitative information to enable users of the financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers.

The Company has not yet determined the impact of adopting the standard on its financial statements, nor has it determined whether it will utilize the full retrospective or modified retrospective approach.

In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties About an Entity's Ability to Continue as a Going Concern ("ASU 2014-15"). The new standard provides guidance on determining when and how to disclose going-concern uncertainties in the financial statements. Management will be required to perform interim and annual assessments of the Company's ability to continue as a going concern within one year of the date the financial statements are issued. ASU 2014-15 is effective for annual periods ending after December 15, 2016, and interim periods thereafter, with early adoption permitted. The adoption of this standard is not expected to have an impact on the Company's financial statement disclosures.

Note 4 – Property and Equipment

Property and equipment consists of the following at December 31, 2016 and 2015:

	2016	2015
Equipment	$ 33,688	$ 11,934
Vehicle	22,468	22,468
Construction in progress	81,850	23,263
Subtotal	138,006	57,665
Less accumulated depreciation	(4,012)	(802)
Total	$ 133,994	$ 56,863

Depreciation was taken only for the vehicle as that was the only property and equipment in use as of December 31, 2016 and 2015. The depreciation expense for the years ended December 31, 2016 and 2015 was $3,210 and $802 respectively.

Note 5 – Related Party Transactions

In 2015, the Company received an advance of $100,000 from a member of the Company. The advance did not bear interest and had no maturity date. In 2016 the advance was paid in full.

Note 6- Members' Capital

In 2016, the members signed an Operating Agreement (the "Operating Agreement") to set forth the terms for the management of the Company. The terms, conditions, rights, and obligations of the members are summarized below.

Management and voting
The management and control of the affairs of the Company shall be vested in the managing member and founder of the Company.

Each member of the Company shall be entitled to vote in proportion to the membership interest held in the Company.

Contributions
Each member of the Company shall make an initial cash contribution in proportion to the membership interest held in the Company.

Distributions
Distributions of net cash flow may be declared and paid by the Company to the members on a pro-rata basis.

Capital accounts
The Company maintains a separate capital account for each member. Capital accounts are subsequently increased by the amount of all capital contributions made by such member to the Company and that portion of the Company's net income allocated to such member and shall subsequently be decreased by the amount of cash or net agreed value of all actual and deemed distributions of cash or property made to such member pursuant to the membership agreement and that portion of the Company's net loss allocated to such member.

Allocations of net income and net loss
After giving effect to certain special allocations required under the regulations of the Internal Revenue Code and after taking into account any distributions and contributions, net income or net loss of the Company is allocated to members' capital accounts in proportion to their membership interest at the end of the year.

Note 6- Commitments and Contingencies

Lease arrangements
In March 2016, the Company leased restaurant space under a non-cancelable operating lease. Rent expense on the Company's operating leases was approximately $52,276 and $3,575 for the years ended December 13, 2016 and 2015, respectively.

Note 6- Commitments and Contingencies (*continued*)

The future minimum lease payments under the non-cancelable lease as of December 31, 2016 are as follows:

2017	$	151,890
2018		151,890
2019		151,890
2020		151,890
2021 and thereafter		2,318,331
	$	2,925,891

Litigation
The Company from time to time may be involved in litigation relating to claims arising out of its ordinary course of business. Management believes that there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management
The Company is subject to various claims and liabilities in the ordinary course of business. The Company maintains various forms of insurance that the Company's management believes are adequate to reduce the exposure to these risks to an acceptable level.

Concentrations
Deposits of cash held in US banks sometimes exceed federally insured limits; however, the Company has not experienced any losses on its deposits.

Note 7 - Subsequent Events

In 2016, the Company received additional member contributions of $25,000.

On December 16, 2016, the Company entered into an agreement with Democracy VC, LLC ("the Portal") to offer up to $400,000 of convertible notes to eligible investors electronically through the Portal's website. The agreement was signed in accordance with the exemption from registration of securities under Section 4(a)(6) of the Securities Act of 1933 which permits crowdfunding securities offerings over the internet by eligible users.

EXHIBIT B
Company Summary



Company: Plant Power Encinitas, LLC

Market: Healthy fast food

Product: Vegan fast food

Company Highlights

- After the successful launch of Plant Power Ocean Beach in 2016, the Plant Power team is now offering an investment opportunity in its new location in Encinitas
- The Plant Power Encinitas location will feature drive-through service, offering healthy, vegan alternatives to hamburgers, hot dogs, and other fast food staples
- Fast food industry is expected to grow to $645 billion by 2020, a compound annual growth rate of around 4.5% from 2015[i]
- About 70% of meat-eating Americans substitute one vegan/vegetarian meal for a meat-based protein once a week[ii]

PERKS

*You are investing in equity in this offering. Perks are meant to be a thank you from the company for investing. The perks below are NOT inclusive of lower dollar amount perks. **Shirts will not be shipped and are for local pick up only.

$250: $15 electronic gift certificate

$500: $25 electronic gift certificate

$1,000: $50 electronic gift certificate

$1,500: $75 electronic gift certificate

$2,000: $150 electronic gift certificate, investor mentioned in thank you on website

$2,500: $175 electronic gift certificate, investor mentioned in thank you on website, 2 Plant Power t-shirts**

$3,000: $225 electronic gift certificate, investor mentioned in thank you on website, 2 Plant Power t-shirts**, ownership card with 10% discount for life

$4,000: $325 electronic gift certificate, investor mentioned in thank you on website, 2 Plant Power t-shirts**, ownership card with 10% discount for life

$5,000: $400 electronic gift certificate, investor mentioned in thank you on website, 2 Plant Power t-shirts**, ownership card with 10% discount for life

$7,000: $550 electronic gift certificate, investor mentioned in thank you on website, 2 Plant Power t-shirts**, ownership card with 10% discount for life, investor mentioned in thank you on website

$10,000: $900 electronic gift certificate, investor mentioned in thank you on website, 2 Plant Power t-shirts**,

ownership card with 20% discount for life, investor mentioned in thank you on website, investor's name on wall of Plant Power Encinitas

$15,000: $1,350 electronic gift certificate, investor mentioned in thank you on website, 2 Plant Power t-shirts**, ownership card with 20% discount for life, investor's name on wall of Plant Power Encinitas

$20,000: $1,800 electronic gift certificate, investor mentioned in thank you on website, 2 Plant Power t-shirts**, ownership card with 20% discount for life, investor's name on wall of Plant Power Encinitas

COMPANY SUMMARY

Plant Power Fast Food aims to develop a national chain of fast food restaurants that offers healthy, vegan alternatives to hamburgers, hot dogs, and other fast food staples.

Synopsis
Plant Power Fast Food, a California Partnership, was formed by Mitch Wallis, Zach Vouga, and Jeff Harris. The co-founders seek to develop a national chain of fast food restaurants that offers healthy vegan alternatives to traditional fast food fare. Plant Power Fast Food is seeking investors to participate in the second Plant Power Fast Food location slated to open in Encinitas, California in May 2017. The first location opened in Ocean Beach, California in January 2016. Both locations are in the greater San Diego area. These two units will be the beginning of what the team envisions to be a national restaurant chain catering to the rapidly emerging market for healthier, organic alternatives in the fast food market segment. Investors are investing in Plant Power Encinitas, LLC which will have the option to convert into shares of a yet-to-be-formed company, that will become the parent company of Plant Power Encinitas, LLC and Plant Power Ocean Beach, LLC, upon an equity financing for the yet-to-be-formed entity of at least $1,000,000.

Opportunity
With increasing interest in natural, healthier foods comes new opportunities for restaurant groups, particularly those in the quickly developing fast casual market.[iii] From parents looking to quickly feed their kids to business professionals looking for convenient on-the-go dining choices, many types of consumers are seeking healthier alternatives to traditional fast food options. Simply being fast and affordable is not enough; consumers are now demanding options that cater to all kinds of diets, including vegan and gluten-free. According to a 2016 national health food study by Earth Balance, more shoppers are seeking dairy-free and plant-based foods:[iv] 69% of consumers have reported that they're eating more meatless meals and 63% reported having tried plant-based meat and dairy alternatives.[v]



Food/Menu

One of the reasons the fast food format has been so successful is its combination of quick, easy access and its ability to deliver tasty food at an affordable price. Plant Power Fast Food intends to transform the fast food experience – by delivering the taste that consumers expect but with natural, healthy, plant-based ingredients. Plant Power offers healthy food in a market that hasn't traditionally been very healthy. Its menu will include versions of traditional favorites – such as burgers, fries, shakes, "chicken" sandwiches, and tacos – as well as fresh, organic juice cocktails, healthy wraps, unique raw items, and salads.

Items on the Plant Power menu are created entirely without animal products, artificial colorings, flavorings, or preservatives and are 99% GMO-free. The majority of the ingredients are organic and the menu offers many gluten-free options. Below are some examples of items from the menu:



Burgers: Customers can choose between three patties: Beefy, Tempeh (gluten-free), or Black Bean (gluten-free and soy free). Examples include the Wake 'N Bacon Burger, Mushroom Swiss Cheese Burger, and the Holy Guacamole Burger.

Sandwiches: Includes the Buffalo 66, the Grilled "Chicken" Sandwich, and the "Fish" Fillet Sandwich, which are made out of soy protein.

Wraps: Includes the Jumbo Veggie Wrap, the Southwest Avocado Wrap, and the "Honey" Mustard "Chicken" Wrap.

Kids Menu: Includes Mini Corn Dog, Taco Roll ups, and Small "Chicken" Tenders.

Fries & Sides: Includes Chili Cheese Fries, "Chicken" Tenders, Hand-Cut French Fries, and Sweet Potato Fries.

Salads: Includes the Garden Salad and the Kale "Chicken" Caesar Salad.

Beverages: Includes Organic Juices, Smoothies, Shakes, natural sodas, and Plant Power Fast Food-branded natural ice tea beverages.

Desserts: Includes Old Fashioned "Milkshake" in flavors such as strawberry, peanut butter, mocha, caramel, and root beer. Soft Serve "Ice Cream" in three flavors (vanilla, chocolate, and twist), "Cheesecake," and Chocolate Chip Cookies.



Location

Plant Power Fast Food Encinitas will be located at 411 Santa Fe Drive in Encinitas, California. With large signage facing the heavily traveled Highway 5, this location is at the Santé Fe Drive on-ramp/off-ramp. It is strategically situated to attract locals, vacationers, and others traveling through the area. This location will feature full drive-through service in the tradition of McDonalds, Burger King®, and other similar fast food restaurants. It is expected to open in May 2017. The restaurant will feature an outdoor order window, an outdoor patio dining area, and walk-up touch screen order kiosks identical to those found in the Plant Power Ocean Beach location.



Guests will be greeted and served by friendly staff. The 2,500-square-foot interior space will be generous but not cavernous; a footprint similar to other fast food restaurants. The warm, earth tone-centric color palette will integrate sustainable, repurposed, natural materials with crisp modern accents throughout. The space will be illuminated with energy efficient lighting and further enhanced by upbeat background music. Free Wi-Fi will be available. Interior seating will include tables, booths, half-booths, and a community counter.

Breakfast is an increasingly important element in the success of current drive-through fast food operations. Plant Power Fast Food Encinitas will operate between the hours of 7:00 a.m. to 10:00 p.m. seven days a week. The breakfast menu will be available from 7:00 a.m. until 11:00 a.m. and the remainder of the menu will become available at 11:00 a.m.

Use of Proceeds

Plant Power Encinitas will use the majority of the proceeds for equipment and remaining construction expenses such as flooring, storefront construction, windows, carpentry, paint, outdoor concrete work, and drywall framing.



Business Structure

Plant Power Fast Food is a California Partnership wholly owned by Mitch Wallis, Zach Vouga, and Jeffrey Harris. The Partnership is forming separate California Limited Liability Companies to open and manage each Plant Power Fast Food restaurant. In 2015, they formed Plant Power Fast Food Ocean Beach LLC and Plant Power Fast Food Encinitas LLC. Each LLC will be jointly owned by the Plant Power General Partnership and investors who purchase an interest in the individual restaurant locations.

Business Model

Plant Power Fast Food is committed to affordability within the constraints of quality ingredients. Currently, a basic meal including a burger, beverage, and side of fries costs approximately $12.95. Over time, Plant Power expects the average check to drop to $11.50. Burgers, sandwiches, wraps, and entrées range from $6.25 to $8.95. Beverages range from a natural cola or house-made herbal ice tea at $2.50 to fresh juices, shakes, and smoothies at $4.95 to $6.95. Desserts range from $1.95 to $5.95.

Remainder of page intentionally left blank

The following are metrics related to Plant Power Ocean Beach and are for illustration purposes only. These are NOT metrics related to the new Plant Power Encinitas location.

In February 2017, the Plant Power Ocean Beach location averaged over 1,985 guests per week and sales of over $28,000 per week. In its first full month of operation in February 2016, the location averaged 1,565 guests per week and sales of over $20,000 per week.



eekly Guest Count (Right Axis)

The Plant Power Ocean Beach location generated over $1.2 million in revenue over its first 12 months of operation with revenue growth averaging +5% per month. The Plant Power Ocean Beach location experienced a gross profit margin of 72% in its first 12 months of operation.



Expenses totaled more than $1 million in the first 12 months of operation at the Plant Power Ocean Beach location. The largest expense category was labor costs, which totaled more than $393,000 (37% of expenses). The second largest expense category was food costs, which totaled more than $353,000 (33% of expenses).



The Plant Power Ocean Beach location had earnings before interest, tax, depreciation, or amortization of over $141,000 in its first 12 months of operation. The company started off with a net loss in February and March 2016 due to pre-opening expenses.



Plant Power Encinitas is not open to the public yet and is currently not generating income.

Plant Power Encinitas has received over $900,000 in capital contributions. The company has received $195,000 in August 2016, $100,000 in September 2016, $200,000 in November 2016, and $225,000 in January 2017, among other contributions. Plant Power Encinitas had an ending cash balance of $275,483 as of February 2017.


nd Bal

Since January 2016, Plant Power Encinitas has had an average monthly burn rate of $40,000. The burn rate increased in January due to a $125,000 payment for equipment.


low - Plant Power Encinitas
$125,000 Outlay for Equipment
Cash Flow

INDUSTRY AND MARKET ANALYSIS

According to a 2016 Harris Interactive poll, over 3% of the U.S. population, approximately 8 million people, are vegetarians or vegans.[vi] About half of vegetarians, approximately 3.7 million people, follow a vegan lifestyle.[vii] Moreover, about 70% of meat-eating Americans substitute one vegan/vegetarian meal for a meat-based protein once a week,[viii] and 37% of Americans enjoy vegan/vegetarian meals when dining out though they may not follow a vegan/vegetarian lifestyle.[ix]

With consumers now seeking healthier food options and considering the processes and preparation their food undergoes, the market for organic food is predicted to reach $1 trillion in 2017.[x] In 2015, the sales of products that incorporate plant protein have increased over 8.7% through retailers (not including Whole Foods).[xi] Meat substitute sales have been on the rise since 2010, growing to $4 billion in 2016[xii], and are projected to reach $5.96 billion dollars by 2022.[xiii] The total plant-based food industry saw approximately $4.9 billion in revenue over the 12 months ending June 2016, up 3.4% over the prior 12-month period.[xiv]

However, convenience is still highly regarded when consumers decide on their next meal. The fast food industry is expected to grow to $645 billion by 2020, at a compound annual growth rate of around 4.5% from 2015 to 2020.[xv] Within the industry, a new segment was born out of the demand of higher-quality, healthier ingredients. Deemed "fast casual," this subindustry consists of eateries such as Chipotle and Panera Bread®. Fast-casual restaurants price food at a higher price point, but food preparation is on site and food is typically of a higher quality than a traditional fast food restaurant. A hybrid of the fast food industry and the full-service restaurant industry, fast-casual restaurants have also adopted a unique objective of promoting sustainability and community.

According to global market research firm Euromonitor International, fast-casual dining is the strongest growing segment of the global consumer foodservice industry, having grown by 550% since 1999.[xvi] Yet while fast-casual restaurants have been around for decades, the growth in popularity is relatively recent. Fast-casual dining increased 10.4% in 2015, reaching $3.4 billion in sales.[xvii]

The second Plant Power Fast Food location will be opened in Encinitas, California. Encinitas is a coastal beach city approximately 25 miles north of San Diego and about 95 miles south of Los Angeles.[xviii] As of 2015, the city had an estimated 62,930 people, up 5.7% from 59,518 in 2010. In 2015, the Encinitas had a median household income of $95,149, which is 54% higher than the California median household income of $61,818.[xix]

COMPETITORS

Plant Power Ocean Beach: Plant Power Ocean Beach is currently operating as a separate entity from Plant Power Encinitas. If in the future both locations are operating under a parent company, which has not yet been formed, Ocean Beach would no longer be considered a competitor. Opened in January 2016, Ocean Beach was the first Plant Power location. Ocean Beach is located in San Diego and is within four blocks of the beach. Catered to the emerging market for healthier, more natural alternatives in the fast food market segment, Ocean Beach's menu was created entirely without the use of animal products, artificial colorings, flavorings or preservatives, and is 99% GMO-free. The restaurant features "Sonic"-style drive-up ordering kiosks, indoor ordering, and both indoor and outside dining. Ocean Beach generated over $1.2 million in revenue over its first 12 months of operation with revenue growth averaging +5% per month.

LYFE Kitchen: Founded in August of 2011 by former McDonald's executives[xx], LYFE Kitchen is a sit-down fast food chain that currently operates 14 stores in six states.[xxi] The menu consists of options for vegetarians, vegans, and meat eaters, including grass-fed beef and chicken. The chain excludes items such as butter, trans-fats, white sugar, high-fructose corn syrup, and other additives from its food and uses locally sourced ingredients when available.[xxii] Customers order at a counter and have the option of eating at the restaurant or taking their food to go.   LYFE Kitchen plans to open a full-service restaurant at one of its Memphis locations in late spring 2017.[xxiv]

Loving Hut: Founded in 2008 by Supreme Master Ching Hai, a Buddhist meditation teacher, Loving Hut is an international Asian-themed vegan chain. The chain has more than 200 locations[xxv] in 25 countries, with 43 locations in the U.S., including two in San Diego.[xxvi] Loving Hut operates a franchise model   that allows owners to create their own unique dishes, operate different business models – such as fast food, casual counter service, or full-service dining – and set their own hours.

Veggie Grill: Started in 2007, Veggie Grill is a fast-casual vegan restaurant chain that operates 28 restaurants in California, Oregon, and Washington.[xxix] Veggie Grill's menu items are free of meat, dairy, eggs, and other animal products and, therefore, contain no antibiotics or hormones.[xxx] In October 2016, Veggie Grill raised $22 million to expand outside of the West Coast and to double its size over the next three years.[xxxi]

Native Foods Café: Native Foods Café is a fast-casual vegan restaurant that serves seasonal made-from-scratch items.[xxxii] Native Foods Café opened its first location in 1994 in Palm Springs, California. Since 1994, Native Foods Café has expanded to 14 locations spanning California, Oregon, Colorado, and Illinois.   In April 2014, Native Foods Café raised $15 million from private equity firms Laurel Crown Partners LLC and Huntington Capital to fuel its national expansion efforts. This followed a $10 million round of funding raised in 2012 from Santa Barbara-based NGEN Partners.

True Food Kitchen: Founded in 2008, True Food Kitchen is a health-driven, seasonal restaurant chain that caters to nearly every food preference with a variety of gluten-free, all-natural, organic, vegetarian, and vegan offerings.[xxxv] The company was co-founded by Dr. Andrew Weil and Phoenix restaurateur Sam Fox after Fox spent time cooking with Dr. Weil at Dr. Weil's ranch. Each location features dishes that closely adhere to Dr. Weil's anti-inflammatory diet principles   that promote fresh food and minimize the consumption of processed foods. The restaurant chain currently has 16 locations and plans to open six more locations in 2017.

EXECUTIVE TEAM



Mitch Wallis, CEO and Co-founder: Mitch is currently an Attorney at Law who has been in practice since 1990 and has had an active practice in San Diego since 2004. In addition to his law practice, Mitch has been involved in creating a number of successful natural food businesses over the past 26 years. Along with his brother Loren, Mitch began with the launch of Health Shack USA in 1988. Health Shack was a multi-unit natural foods café running out of health and fitness center locations throughout Tucson, Arizona. The business was eventually sold to investors. From 1985 to 1990, Mitch and his brother owned and operated "Smoothie Bodies," a line of fresh smoothies and juices sold to health food and grocery stores throughout Phoenix and Tucson. After selling "Smoothie Bodies," Mitch teamed up with investors to launch Natures Express in Palm Springs in 1992. Natures Express, a fast food vegan restaurant specializing in burgers, wraps, tacos, and salads, was sold in 1995. From there, Mitch teamed up with various investors to open Eatopia in Ocean Beach, California (sold to investors in 2004 and now operating under a different name). Mitch was also responsible for opening well-known natural foods restaurants Good Karma in Venice, California (2005) and Kung Food, a popular vegan sit-down restaurant, in San Diego in 2004. In 2005, Mitch founded EVO, a wholesale vegan/natural foods company specializing in prepackaged deli-type food items that are currently sold in Whole Food Markets and other natural grocery stores throughout California. After Kung Food lost its lease, Mitch teamed up with Richard Robinson to open a Natures Express in 2007 in the building next door to the former Kung Food location. In 2010 Natures Express rebranded as Evolution Fast Food.



Zach Vouga, Vice President of Operations and Co-founder: Zach is a lifelong vegetarian/vegan from Chicago, Illinois. Zach began working for Evolution Fast Food in 2011 as a cook and dishwasher, learning the entire operation from the ground up. He served as the restaurant's General Manager before leaving to join Plant Power Fast Foods. Zach has established himself as both an extraordinary leader and as a recognized menu/food developer. Zach is currently training his replacement at Plant Power Fast Food Ocean Beach and will transition to directing operations at Plant Power Fast Food Encinitas two to three months prior to its opening. Zach will be responsible for all aspects of managing the restaurant, including hiring, training, and menu development. Additionally, Zach will be the primary operational point person as additional restaurant locations are developed and opened. He studied English and Political Science at DePaul University in Chicago.



Jeffrey Harris, Vice President of Branding/Marketing & Investor Relations and Co-founder: Jeffrey studied psychology and philosophy at California State University of Northridge from 1979 through 1982. From 1981 to 1987, he worked at two well-known local vegetarian restaurants (Our Contribution and Follow Your Heart) where he did everything from washing dishes and preparing food to hosting and waiting on tables. In 1987, Jeff joined Nadine's Music in Hollywood California, where he specialized in the sales of recording and sound reinforcement equipment to local music producers, recording artists, and performers. In 1994, he took a position as Account Executive with New West Audio, managing the sales of many well-known audio brands throughout Southern California. This was followed by a year and a half at Santa Monica-based Alesis Studio Electronics where, as the Eastern Regional Sales Manager, he supervised a contracted independent sales force in the Eastern region of the U.S. In 2001, Jeffrey was hired by the Harman Music Group as the Western Regional Sales Manager for three brands. In 2011, he was promoted to Territory Sales Manager of Harman Professional, where he managed a sales force responsible for the sale of all seven Harman Pro brands throughout most of the Western U.S. In 2014, Jeff joined the Harman Professional U.S. Install team, where he managed the sales of key strategic installation projects throughout the Western U.S. He is currently responsible for over $25 million in annual sales. He will continue to work full time in his current position at Harman Professional. At Plant Power, Jeff will be responsible for marketing, branding, and investor relations. He will work closely with Zach and Mitch to direct the development of the brand and the mission.

INVESTMENT TERMS

Security Type: Simple Agreement for Future Equity (SAFE) Securities
Round Size: Min: $50,000 Max: $400,000
Interest Rate: 6%
Length of Term: N/A
Conversion Provisions: In connection with an equity financing of at least $1,000,000 of the yet-to-be-formed parent company, the Company has the option to convert the SAFE into shares of a series of non-voting preferred securities of the yet-to-be-formed parent company, at a discount of 20% of the price per security of the new preferred securities sold in the equity financing or a valuation cap of $5,500,000, whichever results in a lower conversion price. Please refer to the Form of SAFE for a complete description of the terms of the SAFE, including the conversion provisions.

Del Mar Times: Plant Power Fast Food to offer vegan selections in Encinitas soon
PRNewswire: Plant Power Fast Food Offers Breakfast To On-The-Go San Diegans
Eater San Diego: Plant-Based Fast-Food Concept Launching in San Diego
Latest Vegan News: Vegan Fast Food Joint Plans to Expand into More Locations; Launches Crowdfunding Campaign
Latest Vegan News: Vegan Fast Food Breakfast Is Coming to California

i http://www.ndmcolumns.com/global-fast-food-market-will-reach-around-usd-645-0-billion-2020/
ii https://www.nytimes.com/2016/10/11/business/tyson-foods-a-meat-leader-invests-in-protein-alternatives.html?_r=0
iii http://www.adweek.com/brand-marketing/why-americas-aging-casual-dining-chains-are-quietly-building-fast-casual-restaurants/
iv http://www.prnewswire.com/news-releases/new-study-reveals-more-americans-embracing-plant-based-organic-and-non-gmo-foods-300323573.html
v http://www.newhope.com/food-and-beverage/consumers-experiment-plant-based-proteins-infographic
vi http://www.vrg.org/nutshell/Polls/2016_adults_veg.htm
vii Ibid
viii https://www.nytimes.com/2016/10/11/business/tyson-foods-a-meat-leader-invests-in-protein-alternatives.html?_r=0
ix http://www.vrg.org/nutshell/Polls/2016_adults_veg.htm
x http://www.onegreenplanet.org/news/trillion-dollar-organic-healthy-food-industry-dominated-by-vegan-foods/
xi https://www.nytimes.com/2016/03/07/business/trade-group-lobbying-for-plant-based-foods-takes-a-seat-in-washington.html
xii http://www.browardpalmbeach.com/restaurants/meat-substitutes-have-become-a-4-billion-per-year-industry-8177716
xiii http://www.marketsandmarkets.com/PressReleases/meat-substitutes.asp
xiv https://www.plantbasedfoods.org/the-plant-based-foods-industry-contribution-to-the-u-s-economy/
xv http://www.ndmcolumns.com/global-fast-food-market-will-reach-around-usd-645-0-billion-2020/
xvi http://www.foodandnutrition.org/March-April-2016/How-Fast-Casual-Is-Changing-How-We-Eat-Fast-Food/
xvii https://www.qsrmagazine.com/news/fast-casual-fastest-growing-foodservice-segment-globally
xviii https://www.mapquest.com/us/ca/encinitas-282040250
xix https://www.census.gov/quickfacts/table/PST045216/0622678,06
xx http://www.businessinsider.com/mcdonalds-execs-launch-lyfe-kitchen-2014-7
xxi http://www.lyfekitchen.com/?instant=1&s=#q=&page=0&refinements=%5B%5D&numerics_refinements=%7B%7D&index_name=%22lyfe_all%22
xxii http://www.businessinsider.com/mcdonalds-execs-launch-lyfe-kitchen-2014-7
xxiii Ibid
xxiv http://www.memphisflyer.com/HungryMemphis/archives/2017/01/10/lyfe-downtown-to-go-full-service-etc
xxv http://www.lovinghut.com/portal/aboutus.php
xxvi http://www.lovinghut.com/images/LovingHutVeganChainStores.pdf
xxvii https://www.vice.com/en_uk/article/the-restaurant-chain-owned-by-a-cult
xxviii http://www.lovinghut.us/about/
xxix http://www.nrn.com/emerging-chains/veggie-grill-wins-22m-new-funding-round
xxx https://www.veggiegrill.com/about-us.html
xxxi http://www.nrn.com/emerging-chains/veggie-grill-wins-22m-new-funding-round
xxxii https://www.nativefoods.com/our-story
xxxiii https://www.nativefoods.com/locations/chicago/
xxxiv http://www.chicagobusiness.com/article/20140430/BLOGS09/140429723/native-foods-cafe-lands-15-million-in-funding
xxxv http://www.truefoodkitchen.com
xxxvi https://www.drweil.com/diet-nutrition/anti-inflammatory-diet-pyramid/true-food-kitchen-opens/
xxxvii http://www.truefoodkitchen.com

EXHIBIT C
Investment Terms

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

PLANT POWER ENCINITAS, LLC

CROWD SAFE

(Crowdfunding Simple Agreement for Future Equity)

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**") of $[________] (the "**Purchase Amount**") on or about [Date of Crowd Safe], Power Plant Encinitas, LLC, a California limited liablity company (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's capital stock, subject to the terms set forth below.

The "**Discount Rate**" is 80%.

The "**Valuation Cap**" is $5,500,000.

The "**Interest Rate**" is 6.0% per annum.

See Section 2 for certain additional defined terms.

1. ***Events***

(a) **Equity Financing**.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**") regarding the Company, the Parent Company or the Conversion Entity, the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Purchase Amount to Capital Stock in the Conversion Entity; or (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Financing Price**").

(ii) If the Company elects to continue the term of this Crowd Safe past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd Safe in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing regarding the Company, the Parent Company or Conversion Entity and of the Company's discretionary decision to either (1) continue the term of this Crowd Safe without converting the Investor's Purchase Amount to Capital Stock; (2) issue to the Investor a number of shares of the CF Shadow Series of Preferred Stock sold in the Subsequent Equity Financing or (3) pay the Investor the Purchase Price, plus accrued interest at the Interest Rate. The number of shares of the CF Shadow Series of such Preferred Stock shall equal the quotient obtained by dividing (x) the Purchase

Amount by (y) the First Financing Price.

(b) **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount plus accrued but unpaid interest at the Interest Rate (subject to the following paragraph) or (ii) automatically receive from the Conversion Entity a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd Safes (collectively, the "**Cash-Out Investors**") in full, then all of the Company's, Parent Company or Conversion Entity's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) plus accrued interest at the Interest Rate or (ii) automatically receive from the Conversion Entity a number of shares of the most recent issued Preferred Stock equal to the Purchase Amount divided by the First Financing Price, if the Investor fails to select the cash option. Shares of Preferred Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Preferred Stock issued in connection with the most recent Equity Financing.

(c) **Dissolution Event**.   If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company and or Parent Company will distribute its entire assets legally available for distribution with equal priority among the Investors, all holders of other Crowd Safes (on an as converted basis based on a valuation of Common Stock in the Conversion Entity as determined in good faith by the Company's board of directors at the time of Dissolution Event) and all holders of Common Stock in the Conversion Entity.

(d) **Termination**.   This instrument will terminate (without relieving the Company, the Parent Company or the Conversion Entity of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Conversion Entity**" means the entity into which Plant Power General Partner will form in connection with an equity financing. At the time of formation, Plant Power General Partner will assign its ownership rights in Plant Power Encinitas, LLC and Plant Power Ocean Beach, LLC, as well as, transfer all intellectual property it owns.

"**Capital Stock**" means the capital stock of the Company or the Conversion Entity, including, without limitation, Common Stock, Preferred Stock, and Interests.

"**CF Shadow Series**" shall mean a series of Preferred Stock in the Conversion Entity that is identical in all respects to the shares of Preferred Stock issued in the relevant Equity Financing of the Conversion Entity (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow

Series would be Series A-CF Preferred Stock), except that:

(i)   CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii)   On any matter to which CF Shadow Series shareholders are entitled to vote by law, CF Shadow Series shareholders shall automatically vote in line with the majority of the holders of Preferred Stock; and

(iii)   CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Parent Entity or Conversion Entity's, (ii) any reorganization, merger or consolidation of the Parent Entity or Conversion Entity, other than a transaction or series of related transactions in which the holders of the voting securities of the Parent Entity or Conversion Entity outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Parent Entity or Conversion Entity or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock of the Parent Company or Conversion Entity.

"**Conversion Price**" means either: (i) the Safe Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Preferred Stock.

"**Discount Price**" means the price per share of Preferred Stock sold in an Equity Financing multiplied by the Discount Rate.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (*excluding* a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Parent Company or Conversion Entity of its Equity Securities to one or more third parties following the date of this instrument from which the Parent Company or Conversion Entity receives gross proceeds of not less than $1,000,000 (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as Safes or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Parent Company or Conversion Entity to any director, officer, employee, advisor or consultant of the Parent Company or Conversion Entity in such capacity for the primary purpose of soliciting or retaining his, her

or its services, (ii) any convertible promissory notes issued by the Parent Company or Conversion Entity, and (iii) any Safes issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Parent Company's or Convervion Entity's existing equity incentive plans, (ii) convertible promissory notes issued by the Parent Company or Conversion Entity , (iii) any Safes, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

"**IPO**" means the closing of the Parent Company's or Conversion Entity's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Parent Company's or Conversion Entity's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any Safes; and (iii) convertible promissory notes.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Parent Company's or Conversion Entity's IPO, and ending on the date specified by the Parent Company or Conversion Entity and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Parent Company or Conversion Entity or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Parent Company**" means Power Plant General Partnership or its successor or assign.

"**Preferred Stock**" means the preferred stock of the Parent Company or Conversion Entity.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**Safe**" means any simple agreement for future equity (or other similar agreement), including a Crowd Safe, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**Safe Price**" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a limited liablity company duly organized, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Parent Company and/or Conversion Entity shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the CF Shadow Series, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the CF Shadow Series issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities

Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of First Democracy VC LLC and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd Safe investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (a) the legal requirements within its jurisdiction for the purchase of this instrument; (b) any foreign exchange restrictions applicable to such purchase; (c) any governmental or other consents that may need to be obtained; and (d) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to

purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Parent Company or Conversion Entity are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Parent Company or Conversion Entity may impose stop transfer instructions with respect to the Investor's registrable securities of the Parent Company or Conversion Entity (and the Parent Company or Convervion Entity shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Parent Company or Conversion Entity (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Parent Company or Conversion Entity to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Parent Company or Conversion Entity of the proposed disposition and shall have furnished the Parent Company or Conversion Entity with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the

Parent Company or Conversion Entity, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Parent Company or Conversion Entity that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Parent Company or Conversion Entity in good faith.

(e)   The Investor understands and agrees that the Parent Company or Conversion Entity will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd Safe and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE.   THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to take any and all actions determined in good faith by the Parent Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Safes.

(b)   Any provision of this instrument may be amended, waived or modified only upon the written consent of the Company and the Investor.

(c)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All rights and obligations hereunder will be governed by the laws of the State of California, without regard to the conflicts of law provisions of such jurisdiction.

(h)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be California. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

POWER PLANT ENCINITAS, LLC

By: _____

      Name: Mitch Wallie

      Title: Chief Executive Officer

Address:

Email: mvegan@yahoo.com

INVESTOR:

By: _____

      Name:_____

Address:_____

_____

Email:_____

EXHIBIT D

Company Pitch Deck

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document and we caution you not to place undue reliance on such statements. We are a start-up business and as such certain images contained in this document are for illustration purposes only. Our company, our management and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Natural & Organic Food Trends



- Rapid expansion of Whole Foods Market and hundreds of independent natural food grocers

- Growth of national vegan fast-casual restaurant chains such as Veggie Grill, Native Foods, and Loving Hut

- Hundreds of new vegan products featured in both natural foods groceries and mainstream markets[1]

- Millions of dollars worth of investments flowing into plant-based products like "Beyond Meat"[2] and "Impossible Burger"[3]

(1) http://www.foodbusinessnews.net/articles/news_home/Consumer_Trends/2016/09/Expo_East_2016_Plant-based_a_p.aspx?ID=%7BD9098A27-0B58-4122-BAE2-5BC1AAFBFD98%7D&cck=1
(2) http://fortune.com/2016/10/10/tyson-foods-invests-beyond-meat/
(3) https://techcrunch.com/2015/10/06/impossible-foods-raises-a-whopping-108-million-for-its-plant-based-burgers/

Growth of Plant-Based Foods

- Plant-based foods market is quickly growing: estimated to reach $5 billion annually in the US by 2020[1]

- Estimated that 25%-30% of all consumers are reducing consumption of animal products and increasing plant-based alternatives in their daily diets[2]

- Both Mintel[3] and Baum & Whiteman[4] (well-known global food and restaurant consultant groups) have identified plant based foods as an emerging top trend



(1) https://www.alliedmarketresearch.com/meat-substitute-market
(2) http://www.foodbusinessnews.net/articles/news_home/Consumer_Trends/2016/09/Expo_East_2016_Plant-based_a_p.aspx?ID=%7BD9098A27-0B58-4122-BAE2-5BC1AAFBFD98%7D&cck=1
(3) http://www.mintel.com/global-food-and-drink-trends
(4) http://www.baumwhiteman.com/2017TRENDS.pdf

Opportunity: Fast Food Meets Healthy Food

- Current fast food model has a devastating impact on the environment and human health[1]

- Fast food market is currently dominated by meat-based quick service restaurants (QSRs) such as McDonald's, Burger King, In & Out Burger, etc[2]

- Fast food market generated approximately $198.9 billion[3] in 2014 and exceeded $200 billion in 2015[4]

- Market forecasted to exceed $223 billion[5] by 2020

- Largest segment within QSR is made up of burger-style, drive-through restaurants[6]







(1) http://www.onegreenplanet.org/animalsandnature/10-ways-fast-food-is-destroying-the-world/
(2) http://cok.net/blog/2016/11/plant-based-among-2017s-top-food-trends/
(3) https://www.statista.com/topics/863/fast-food/
(4) https://www.franchisehelp.com/industry-reports/fast-food-industry-report/
(5) https://www.statista.com/statistics/196614/revenue-of-the-us-fast-food-restaurant-industry-since-2002/
(6) https://www.franchisehelp.com/industry-reports/fast-food-industry-report/

The Beginning



In 2016, partners Mitch Wallis, Zach Vouga, and Jeffrey Harris formed Plant Power Fast Food.

Vision

To build a chain of plant-based, healthy, fast food restaurants to serve the needs of an increasingly mobile and sophisticated consumer population whose desire for a healthy alternative in fast food is not being met by the current brands dominating the market.

Plant Power: The Future of Fast Food

Menu

- Burgers
- Sandwiches
- Wraps
- Fries

- Salads
- Smoothies
- Shakes
- Kid's Menu

All menu options are free from animal products, artificial ingredients, and GMOs, and most ingredients are organic.



Plant Power: The Future of Fast Food

Our restaurants allow customers to drive up, takeout, or dine in the restaurant.

Although we have legions of vegan and vegetarian fans, our target market is the larger group of consumers looking to eat healthier, plant-based food more often.



Early Success — Ocean Beach location

- First Plant Power Fast Food opened in San Diego, CA in January 2016

- Features "Sonic-style" drive-up ordering, takeout, and indoor and patio dining

- Sales have exceeded projections: Q2 through Q4 2016 saw average monthly sales of over $100K



Ocean Beach Sales Growth



Plant Power Ocean Beach location generated over $1.2 million in revenue over its first 12 months of operation with revenue growth averaging +5% per month.

Next Location: Plant Power Encinitas



Funding – Plant Power Encinitas, LLC

SAFE Note Details

- Raising up to $400K through First Democracy VC (MicroVentures + Indiegogo Partnership)

- 6% interest rate

- Converts @ 20% discount to next equity round price

- $5.5M valuation cap

- Plant Power Encinitas, LLC will have the option to convert the SAFE into shares of a series of non-voting preferred securities of the yet to be formed parent company, at a discount of 20% of the price per security of the new preferred securities sold in the equity financing or a valuation cap of $5,500,000, whichever results in a lower conversion price. Please refer to the Form of SAFE for a complete description of the terms of the SAFE, including the conversion provisions.

Use of Funds

- Majority of the proceeds will be used for equipment and remaining construction expenses on the Encinitas location, including flooring, storefront construction, windows, carpentry, paint, outdoor concrete work, and drywall framing

PLANT POWER
FAST FOOD

THANK YOU!

EXHIBIT E

Video Transcription

<u>Plant Power's Fast Food Revolution Video Transcription</u>

Mitch Wallis
You can change everything about the world, just by changing where you go to have lunch today. We created the first drive-thru fast-food vegan restaurant.

Zach Vouga
That afternoon hunger kinda starts to kick in, and you're looking at all these illuminated places ready to give you a meal. Maybe you don't want to stop at them, maybe it's the environmental reasons, maybe it's the animal reasons, or maybe you're looking to put something a little healthier in your body. We're trying to create an experience that alleviates all three of those concerns. At the end of January, we launched Plant Power – the first one in Ocean Beach, and we have seen crazy awesome loving success.

Mitch Wallis
It's got a huge a customer base; it's got huge recognition in the community and outside the community. This stuff is mouth-watering; you would be surprised- you take a bite and be like "how can this be so good?"

Zach Vouga
We found that a majority of our customers are actually meat-eaters, and they're craving that experience, and they're trying new things.

Mitch Wallis
So the future of Plant Power Fast Food looks a lot like the existing model already out there for all the big multinational fast-food chains and the giants, and we're going to recreate the model -they have already proven, is already out there, that's working very well - and were going to use it for us.

Zach Vouga
The change that we're looking to instill is global.

Mitch Wallis
We have a huge dream, and we need a big, big mass of people to get behind this dream for it to happen.

Zach Vouga
It's not just about flipping burgers, or getting customers in and out in a timely manner, or serving delicious food. It's about changing the world

Mitch Wallis
We have secured a 20-year ground lease for this amazing location in Encinitas, and this is a pivotal location for us because if this one works we're now in the ball game

Zach Vouga
We're really looking to make this stepping stone and Encinitas happened, so were reaching out to anybody who has an ounce of this dream in their mind to help us actualize our dream.